200 E 21st Street, New York, NY 10010

Phone: (212) 287-7377	Web: www.wooleryco.com

January 29, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed December 20, 2024

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated January 16, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to Registration Statement on Form F-4 filed on December 20, 2024 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 3 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

Amendment No. 2 to Registration Statement on Form F-4 filed December 20, 2024

Cover Page

1.	Please revise your cover page to briefly describe any material financing transactions that have occurred since the initial public offering of Breeze Holdings Acquisition Corp. or will occur in connection with the consummation of the de-SPAC transaction. Refer to Item 1604(a)(2) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page has been revised to include disclosure responsive to the above comment.

2.	Please revise your cover page to clearly state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates and promoters, including any securities issued or to be issued to the SPAC sponsor, in connection with the business combination or any related financing transaction. Please disclose whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction and provide a cross-reference to the related disclosures in the prospectus. Refer to Item 1604(a)(3) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page has been revised to include disclosure responsive to the above comment.

January 29, 2025

3.	We refer to your disclosure on pages 5 and 66 relating to the material conflicts of interest in connection with the de-SPAC transaction. Please revise your cover page to discuss any actual or potential sources of conflicts of interest between the Sponsor, the SPAC’s officers, directors, affiliates or promoters, the target company’s officers and directors, and the unaffiliated security holders as required by Item 1604(a)(4) of Regulation S-K. Please make conforming changes to the Summary section. Refer to Item 1604(b)(3).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page and the Summary section have been revised to include disclosure responsive to the above comment.

4.	Please prominently disclose that Breeze was delisted from Nasdaq as well as the reason for, and date of, delisting.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page has been revised to include disclosure responsive to the above comment.

5.	Please disclose the location of your auditor’s headquarters.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the cover page has been revised to include disclosure responsive to the above comment.

Questions and Answers about the Proposals

Q: What happens if the Business Combination is not completed? Page xii

6.	We note your disclosure in the Form 8-K filed December 23, 2024 that the Breeze stockholders voted to approve the extension of Breeze’s business combination deadline to June 26, 2025. In your revised disclosure relating to this extension, please disclose the percentage of Breeze shareholders at the time of the stockholder vote that voted to redeem their shares. Make conforming changes throughout your filing.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages xii and 224 of the Amended Registration Statement.

January 29, 2025

Q: What vote is required to approve each proposal at the Special Meeting?, page xix

7.	Please revise to clearly state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Breeze is required. Please refer to Item 1606(c) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages xx and xxi of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 1

8.	Please revise to expand your discussion of the target, YD Biopharma, to clearly state its current business operations as a supplier of clinical testing drugs and nutritional products in Taiwan and the Asia region as discussed on page 179 and the company’s history to date. For example, we note your disclosure on page F-16 that Yong Ding Biopharma Co., Ltd. was incorporated in Taiwan on April 23, 2013 and that YD Biopharma was incorporated in the Cayman Islands in March 2024 in connection with the restructuring of Yong Ding and has operated primarily has a development stage company since its formation. Please also provide additional and balanced disclosure on the current state of YD Biopharma’s operations, including, but not limited to, the early stage of development of its proposed cancer detection blood tests, the company’s reliance on its licensing partnerships, and the company’s history of operating losses and accumulated deficit to date. Please also make conforming changes to the Business section for YD Biopharma.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 1, 2, and 172 of the Amended Registration Statement.

9.	We refer to your disclosure on page 7 that the Breeze Board has determined that the business combination is in the best interests of its shareholders. Please revise your Summary disclosure to describe any material factors that the Breeze Board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 11 of the Amended Registration Statement.

January 29, 2025

10.	Please revise your Summary to provide a table showing the terms and amount of the compensation received by the Breeze Sponsor, its affiliates and promoters in connection with the business combination or any related financing transaction. Please ensure that your revised disclosure addresses each aspect of Item 1604(b)(4) of Regulation S-K, including disclosure of the extent to which such compensation and securities issuance has resulted or may result in material dilution of the equity interests of non-redeeming shareholders of the SPAC outside of the table.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 11 of the Amended Registration Statement.

11.	Please revise the Summary to provide a brief description of the material terms of any material financing transactions that have occurred or will occur in connection with the consummation of the business combination, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 12 of the Amended Registration Statement.

12.	We refer to your disclosure on page 7 relating to the redemption rights of Breeze shareholders. Please expand your disclosure in the Summary to discuss the potential dilutive impact of redemptions on non-redeeming shareholders. Refer to Item 1604(b)(6) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 12 of the Amended Registration Statement.

13.	Please revise your disclosure to address the following comments relating to the Breeze Sponsor.

●	Please revise to include a description of the general character of the Breeze Sponsor’s business, where appropriate. Refer to Item 1603(a)(2) of Regulation S- K;

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 10 of the Amended Registration Statement.

January 29, 2025

●	Please revise to describe the experience of the Sponsor, its affiliates, and any promoters in organizing SPACs and the extent to which the Sponsor, its affiliates, and the promoters are involved in other SPACs. Refer to Item 1603(a)(3); and

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 10 of the Amended Registration Statement.

●	Please revise to describe the material roles and responsibilities of the Sponsor, its affiliates, and any promoters in directing and managing the SPAC’s activities. Refer to Item 1603(a)(4).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 10 of the Amended Registration Statement.

14.	Please revise to disclose the nature and amounts of all compensation that has been or will be awarded to, earned by, or paid to the Sponsor, its affiliates, and any promoters for all services rendered or to be rendered to the SPAC and its affiliates. Refer to Item 1603(a)(6) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 11 of the Amended Registration Statement.

15.	Please provide in tabular format the material terms of any agreements regarding restrictions on whether the Sponsor and its affiliates may sell securities of the SPAC. Please refer to Item 1603(a)(9).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 6 and 7 of the Amended Registration Statement.

16.	We note your disclosure on page v and vii that the Per Share Merger Consideration means the number of Pubco Ordinary Shares resulting from “the product of (x) each share of YD Biopharma Ordinary Shares that is issued and outstanding immediately prior to the Effective Time (excluding any cancelled or dissenting YD Biopharma Ordinary Shares) multiplied by (y) the Exchange Ratio (rounded to the nearest whole number)” and that the Exchange Ratio is defined as an amount equal to “(a) $647,304,110 divided by (b) the number of fully-diluted YD Biopharma Ordinary Shares outstanding as of the Closing, further divided by (c) an assumed value of Pubco Ordinary Shares of $10.00 per share.” Please amend your disclosure throughout the filing to provide an estimated per share merger consideration as of a recently practicable date.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 3 and 80 of the Amended Registration Statement.

January 29, 2025

Interests of Certain Persons in the Business Combination, page 7

17.	We note your disclosure on pages 7 and 68 of Breeze’s executive officers and directors’ other fiduciary duties or contractual obligations, other than with respect to Breeze and/or the Sponsor. Please revise to disclose any material interests held by the target company’s officers or directors that consist of any interest in, or affiliation with, the Sponsor or the SPAC. Refer to Item 1605(d) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 9 and 76 of the Amended Registration Statement.

Risk Factors, page 20

18.	We note that the BDO report concluded that as of January 1, 2024, 100% of the common share equity value of Yong Ding was between $140.8 million and $163.7 million, and that CIAA concluded that as of June 30, 2024, the investment value of YD Biopharma’s exclusive license to EG BioMed’s breast cancer detection technology under the EG BioMed License Agreement was between $747.8 million to $769.6 million. Please revise to disclose the risk that the vast majority of the transaction value is tied to an estimate of the value of a single license agreement, if true.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that a risk factor has been added on page 26 of the Amended Registration Statement.

There can be no assurance that the Pubco Ordinary Shares and the Pubco Warrants..., page 46

19.	Please revise this risk factor to include clear disclosure that Breeze was delisted and clear disclosure of where its stock trades, and that it is not traded on a nationally recognized market. It appears you entered the Merger Agreement after Breeze was delisted. If this is the case, please clarify how the delisting was considered in the context of negotiations.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 52 of the Amended Registration Statement..

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 70

20.	Please disclose any potentially dilutive securities.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 79 of the Amended Registration Statement.

January 29, 2025

Comparative Per Share Data, page 80

21.	We refer to your ownership table on page xiv and the table on page 81 of the summary historical comparative share information for Breeze and YD Biopharma. Please revise your disclosure to discuss all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. In addition, we note that your ownership table on page xiv discloses various redemption scenarios, including 25%, 50% and 75% redemption levels. Please revise your sensitivity analysis on page 81 to include the various interim redemption levels accordingly. In your revised disclosure in this section, please also disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Refer to Item 1604(c) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages xiv and 90 of the Amended Registration Statement.

The Background of the Business Combination, page 89

22.	We note your disclosure on page 89 that following the completion of the initial public offering, Breeze reviewed over 56 potential business combination targets and entered into non-disclosure agreements with over 26 potential targets. Please revise to address the following comments:

●	Please clarify whether YD Biopharma was included in this initial search for a potential target.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 99 of the Amended Registration Statement.

●	You also disclose that Breeze’s then-counsel mentioned that YD Biopharma might be interested in pursuing a potential business combination with Breeze in a conversation with Dr. Ramsey. Please expand your discussion to provide additional detail of how YD Biopharma became interested in pursuing a strategic transaction with Breeze.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 100 of the Amended Registration Statement.

●	Please expand your disclosure relating to the 26 potential business combination targets and amend your disclosure to describe in more detail the reasons underlying Breeze management’s decision not to pursue a business combination with TV Ammo, D-Orbit S.p.A and each of the 26 other potential business combination targets.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 99 of the Amended Registration Statement.

January 29, 2025

23.	Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify the representatives of Breeze and YD Biopharma and their financial and legal advisors.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 99-102 of the Amended Registration Statement.

24.	We note your disclosure on page 90 that Breeze and YD Biopharma began to negotiate a preliminary draft letter of intent regarding the potential business combination on August 30, 2024 and that Breeze entered into a letter of intent with YD Biopharma on September 6, 2024. Please revise to provide additional detail regarding the letter of intent. By way of example only, please disclose the material terms of the preliminary letter of intent, including the pre-transaction equity value of YD Biopharma, and clarify whether subsequent drafts of the letter of intent were exchanged until the letter of intent was executed on September 6, 2024, and if so, please disclose the negotiations of the material terms of the letter of intent. In your revised disclosure please also describe how the Breeze Board arrived at the preliminary equity value of YD Biopharma in the letter of intent and the pre- transaction equity value of $647,304,110. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Breeze Board.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 100-102 of the Amended Registration Statement.

25.	We note your disclosure that after the parties entered into a letter of intent on September 6, 2024, the Breeze Board approved the merger agreement on September 20, 2024 and the parties entered into the merger agreement on September 24, 2024. Please revise your background of the business combination section to include a detailed discussion of negotiations relating to the material terms of the transaction, including, but not limited to, the evolution of the transaction structure, the merger consideration and enterprise value of YD Biopharma, the terms of the lock-up agreements, sponsor support agreement, shareholder support agreement, the terms of the PIPE financing, and post-governance terms. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms. As a related matter, where you disclose general topics and agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 100-102 of the Amended Registration Statement.

26.	Please disclose any discussions about continuing employment or involvement for any persons affiliated with Breeze before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 102 of the Amended Registration Statement.

27.	Please revise your disclosure with respect to I-Bankers and Northland, the managing underwriters in Breeze’s initial public offering, to address the following comments:

●	We note your disclosure on pages 7, 84 and elsewhere in the registration statement that pursuant to a business combination marketing agreement you entered into with I-Bankers and Northland in connection with the initial public offering, I-Bankers and Northland are entitled to receive cash fees of $2,688,125 and $474,375, respectively, that are only payable upon the closing of the business combination. Please revise your disclosure to describe the role of these financial advisors in the business combination, including the level of diligence I-Bankers and Northland performed in connection with the transaction. Please clearly describe any additional services each financial advisor or its affiliates provided in connection with the transaction, such as for a private placement, the related fees, and whether those fees are conditioned upon the completion of the transaction.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 10, 77, 93 and 113 of the Amended Registration Statement.

January 29, 2025

●	Please describe any relationship that existed between I-Bankers, Northland and Breeze after the close of the IPO, including any financial or merger-related advisory services conducted by I-Bankers and/or Northland. For example, clarify whether I-Bankers or Northland had any role in the identification or evaluation of business combination targets.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 10, 77, 94, and 113 of the Amended Registration Statement.

28.	We refer to your disclosure on page xii that parties intend to consummate a PIPE financing, which is also a closing condition in the merger agreement. Please expand your disclosure to clarify the current status of discussions and negotiations regarding a PIPE transaction. To the extent that negotiations and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, what relationships the PIPE investors have to Breeze, the Sponsor, YD Biopharma and its affiliates, the placement agent and advisors, if any, and how the terms of the PIPE transaction were determined. Please also revise your filing to include risk factor disclosure that addresses how the failure to consummate a PIPE transaction could impact Pubco’s ability to operate its business after the closing. Refer to Item 1605(b)(2) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page xiii of the Amended Registration Statement. Additionally, the risk factor addressing how the failure to consummate a PIPE transaction could impact Pubco is disclosed on page 56 of the Amended Registration Statement.

29.	Please revise your disclosure, where appropriate, to discuss both the benefits and detriments of the business combination and any related financing transactions to Breeze, the Breeze Sponsor, YD Biopharma and public stockholders. The benefits and detriments of the business combination and any related financing transaction must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 109 and 110 of the Amended Registration Statement.

The Business Combination, page 89

30.	Please revise to state whether or not a majority of the directors (or members of similar governing body) who are not employees of Breeze has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 103 of the Amended Registration Statement.

31.	Please revise this section to expand the discussion of Breeze’s and YD Biopharma’s reasons for engaging in the business combination and whether either entity considered other transactions, such as YD Biopharma conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3).

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 108 and 109 of the Amended Registration Statement.

January 29, 2025

Breeze’s Board of Directors’ Reasons for the Approval of the Business Combination, page 90

32.	We note your disclosure that the Breeze Board determined not to obtain a fairness opinion in approving the business combination in light of Breeze’s officers and directors’ substantial experience in evaluating the operating and financial merits of companies from a wide range of industries. Please revise your disclosure here, and, as appropriate, throughout your filing, to provide additional detail describing the qualifications and “substantial experience” of your officers and directors that allowed the Board to determine that the business combination agreement and the transactions thereby are advisable and in the best interest of shareholders.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages xvii, 103, 104, and 107 of the Amended Registration Statement.

33.	We refer to your disclosure that the Breeze Board reviewed and considered two valuation reports that were commissioned and provided by YD Biopharma in its decision to approve the business combination. Please revise to provide the analysis and disclosure for each report as required by Item 1607(b) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 104-106 of the Amended Registration Statement.

34.	We note your disclosure on page 91 that the Breeze Board reviewed and discussed financial projections prepared by YD Biopharma’s management team before reaching its unanimous decision to approve the business combination. You also state on page 91 that “YD Biopharma did not provide its own forecasts to Breeze or its board relating to financial metrics of the company,” but that the valuation reports commissioned by YD Biopharma included certain forecasted financial metrics of YD Biopharma. Please clarify whether YD Biopharma provided the Breeze Board with its financial projections or revise to reconcile these disclosures accordingly. If the Breeze Board considered certain financial projections prepared and provided by YD Biopharma, please revise to include the disclosures required by Item 1609 of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that disclosure that Breeze reviewed and discussed financial projects prepared by YD Biopharma’s management team has been removed on page 103 of the Amended Registration Statement.

January 29, 2025

35.	We refer to your disclosure on page 91 that the Breeze Board considered an analysis of comparable target companies and research on comparable transactions in reaching its decision to approve the business combination. Please clarify whether the analysis and research of comparable companies and comparable transactions was conducted by BDO Taiwan and China Intangible Assets Appraisement Co., Ltd. (“CIAA”). Please expand your disclosure in this section to describe in greater detail the comparable companies analysis, including how the criteria for each of the comparable companies was chosen and whether any companies meeting the selection criteria were excluded from the analysis. In your revised disclosure, discuss the valuations of the comparable companies and the analyses provided by BDO Taiwan and how the Breeze Board applied the comparable companies analysis to determine the valuation for YD Biopharma in greater detail. Please also provide the disclosure requested above with respect to the comparable transactions analysis performed by CIAA. We also note your statement that “no consideration was paid by Breeze to either BDO Taiwan or CIAA in connection with the two reports.” Please disclose the fees paid to each entity by any party to the business combination, not just Breeze.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 105 and 106 of the Amended Registration Statement.

36.	You disclose on page 91 that the Breeze Board reviewed a “study of analyst reports and market trends in the industries.” Please revise to clarify whether your advisors prepared such study and/or any analyst reports and expand your disclosure of such studies and report. To the extent that such study or report is a report, opinion, or appraisal under Item 4(b) of Form F-4, please provide the information requested thereby or tell us why you believe this is not required.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 103 of the Amended Registration Statement.

Potential Actions to Satisfy Merger Agreement Closing Conditions, page 96

37.	We note the disclosure on page 49 indicating that the Breeze Initial Stockholders and Breeze’s directors, officers, advisors or their affiliates “may” purchase shares of Breeze common stock in the open market. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. For instance, we note your disclosure that “any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account.” Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 57 and 58 of the Amended Registration Statement.

January 29, 2025

Representations and Warranties, page 99

38.	Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 117 and 118 of the Amended Registration Statement.

At-The-Market Facility, page 105

39.	Please revise to further describe the At-The-Market Facility the parties to the Merger Agreement are required to enter prior to Closing.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure has been removed. There is no condition or covenant in the Merger Agreement requiring the parties to enter into an At-The-Market Facility prior to closing.

Material U.S. Federal Income Tax Considerations, page 112

40.	Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and (iv) SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make conforming changes throughout your filing, including to your Questions and Answers on page xi.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages xi, 136, 137, and 142 of the Amended Registration Statement.

41.	We refer to your disclosure on page 62 that the exchange of Breeze common stock for Pubco ordinary shares pursuant to the merger agreement is “expected to qualify as a tax-free exchange for U.S. federal income tax purposes” and your disclosure on page 144: “due to the factual uncertainty, Woolery & Co is unable to opine with respect to the Breeze Merger’s qualification as part of an exchange subject to Section 351 of the Code.” Please revise your disclosure in this section to clearly state the tax consequences to U.S. holders of Breeze securities. Please remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For further guidance, see Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 71 124, 133, and 134 of the Amended Registration Statement. Additionally, the Company confirms that a tax opinion from its counsel will be filed as Exhibit 8.2 in a future amendment to the Amended Registration Statement.

January 29, 2025

Advancing Noninvasive Cancer Detection with Circulating Cell-Free DNA (“cfDNA”) Methylation Technology, page 149

42.	We refer to your disclosure on page 204 that YD Biopharma and its subsidiary, Yong Ding Biopharm Co., Ltd., entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”) to “acquire” the licensed patent of Methylation analysis technology for application in pancreatic cancer and subsequently entered into an additional license agreement with EG BioMed for the application of the Methylation analysis technology in breast cancer. You state on page 149 that the parties have agreed to jointly develop products using EG BioMed’s patent and technology in the United States. Please expand your disclosure in the Business section to discuss in greater detail the nature and scope of the intellectual property transferred and clarify who owns the jointly-developed intellectual property, each parties’ rights and obligations, the royalty term, termination provisions, aggregate future potential milestones payments to be paid, and the aggregate amounts paid to date under each agreement (including any up-front fees), as applicable. Additionally, we note that on page 20 you state the following: “Accordingly, we could be obligated to pay fees or other amounts to EG BioMed even though we have generated no or limited revenue.” Please revise to disclose the fees or other amounts referenced here. Please also clarify your disclosure throughout the registration statement, if true, that YD Biopharma has licensed such intellectual property from EG BioMed and file the agreements as exhibits to the registration statement.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 240-241 of the Amended Registration Statement and that the EG BioMed and 3D Global license agreements have been filed as exhibits.

43.	We refer to your statement on page 150 that EG BioMed has submitted a de novo application to the FDA for its breast cancer blood tests and received a decision letter from the FDA outlining several points to be addressed within 180 days. Please revise to discuss the issues to be addressed with the FDA and specify the dates on which EG BioMed submitted its de novo application and received the FDA’s response.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 174 and 175 of the Amended Registration Statement.

January 29, 2025

44.	You disclose on page 150 that you hope the EG BioMed patent for core methylation detection of pancreatic cancer will be “95% sensitivity, 93% specificity and 94% accuracy.” A similar statement appears on page 151 with respect to your breast cancer testing: “This technology will allow us to develop, market and sell noninvasive tests to diagnose breast cancer with only 8 milliliters of blood for circulating with 95% sensitivity, 90% specificity and 95% accuracy” and on page 154, where you state that your test exhibits “[o]ver 90% precision in cancer detection.” Please revise your disclosure to discuss the meaning and significance of these rates and measurement terms. Please disclose any clinical studies or statistical analysis performed, including the discussion of statistical significance, relating to EG BioMed’s methylation analysis to date, if any. Please also revise to expressly state that your products have not been approved by the FDA or comparable regulatory bodies in any jurisdictions. For example, we note statements like the following on page 154: “With rigorous validation using extensive clinical samples, our licensed technology ensures precision and reliability.” Please remove all statements that present your conclusions regarding the efficacy of your tests in development as this is a determination within the authority of the FDA and comparable regulatory bodies.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 172, 175, and 176 of the Amended Registration Statement. Please note, the Company has removed all statements that present conclusions regarding the efficacy of their tests in development.

45.	We note your disclosure on page 151 of your plans to use EG BioMed’s technology to develop a pancreatic cancer screening test as a laboratory developed test (LDT). You also state that you are considering strategies to advance the FDA’s clearance or approval of your pancreatic cancer screening test. Please revise your disclosure in the Summary and throughout the registration statement to briefly discuss the expected FDA classification of the cancer screening tests as medical devices into one of three classes (Class I, Class II and Class III). Please also revise your disclosure on page 158 to explain the FDA’s classification of medical devices into Class I, Class II and Class III depending on its level of risk. Describe also the Breakthrough Devices Program or Safer Technologies Program (SteP) for Medical Devices you mention.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 18, 36, 172, 176, 177, and 190 of the Amended Registration Statement.

January 29, 2025

46.	We note your disclosure on page 151 that EG BioMed is “actively preparing its pancreatic cancer blood test for regulatory submission,” is evaluating expedited pathways, and intends to file a formal request for a pre-submission meeting with the FDA. Please revise to clarify why EG BioMed is preparing the blood test for submission and meeting with the FDA instead of you, and discuss the status and expected timeline for EG BioMed’s request for a pre-submission meeting with the FDA and for regulatory submission. Please also specify when EG BioMed entered into a strategic partnership with a U.S.-based CRO to support the regulatory submission process to the FDA. We note your disclosure on page 152 that EG BioMed entered into a contract with Arbelos Genomics Inc. in October 2024.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 176 and 177 of the Amended Registration Statement.

47.	Throughout this section where you discuss your plans for growth, such as the opportunities to “collaborate with over 2,000 clinics in the U.S. as well as hospitals, insurance companies and pharmaceutical companies” on page 150 and to “introduce new drugs and treatments for conditions such as dry eye disease, glaucoma, and corneal repair” on page 154, disclose any steps taken towards growth in these areas, any significant regulatory or other requirements the company must meet to achieve these goals, and the planned timing for achieving growth in such areas.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to pages 176 and 177 of the Amended Registration Statement.

Information about YD Biopharma, page 149

48.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by DNA methylation, exosome, apoptosis, stromal tissues, and mesenchymal stem cells. Please also define terms, such as MTS, CAP application and CAP inspection on pages 152-153.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 48, 172, and 173 of the Amended Registration Statement.

49.	We note your disclosure on page 182 that YD Biopharma’s net revenue increased by 10% for the six months ended June 30, 2023 compared to six months ended June 30, 2023 due to the sales of medical and other related products, including the manufactured nutritional products in Taiwan. You also disclose that the increase in revenue was primarily due to the increase in sales demand of the products from the post COVID-19 era. We also refer to your statement on page 187 that YD Biopharma engages in “the sales of drugs and medical and other related materials to corporate and retail customers.” Please revise your disclosure to address the following comments:

●	Please revise your disclosure here and elsewhere in the registration statement to describe in greater detail each of YD Biopharma’s drug, medical and nutritional products, including a breakdown of YD Biopharma’s top products by revenue;

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 215 of the Amended Registration Statement.

January 29, 2025

●	Please specify the types of products from the “post COVID-19 era” and clarify whether YD Biopharma expects the continued increase in the sales demand for these products; and

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 215 of the Amended Registration Statement.

●	Please clarify whether YD Biopharma manufactures the “manufactured nutritional products” or any other products sold to its corporate and retail customers.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 215 of the Amended Registration Statement.

50.	We note your statement on page 187 that YD Biopharma’s products are marketed and sold primarily to corporate and retail customers in Taiwan and that all sales and property and equipment are within the Asia region. You also disclose on page F-24 that Customers A and B accounted for over 70% of YD Biopharma’s sales and that Customers A and D accounted for nearly 80% of the accounts receivable balances for the fiscal year ended December 31, 2023. Please revise to identify your top customers, including whether they are corporate or retail customers, and specify the relevant jurisdictions within the Asia region. Please also disclose whether you have entered into any agreements with your top customers, and if so, provide a brief description of the material terms of such agreements, such as the termination provisions and any minimum purchase requirements. If material, please also file the agreements as exhibits to the registration statement as required by Item 601(b)(10) of Regulation S- K, or explain to us why you believe you are not required to do so. In addition, amend your risk factor disclosure to discuss the risks related to this customer concentration.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to page 185 of the Amended Registration Statement. Please note that the Company has not entered into any long-term contracts with its top customers. Instead, the Company enters into ad hoc agreements, including purchase orders, with its top customers, which the Company considers immaterial to their business. As a result, the Company does not believe it is required to file these agreements as exhibits to the Amended Registration Statement.

January 29, 2025

51.	We refer to your disclosure on page 181 that your ability to control your materials cost is dependent on your ability to source raw materials from reliable suppliers. Please revise to clarify whether YD Biopharma currently relies on any single-source suppliers for its raw materials. Please expand your disclosure, where appropriate, to identify the suppliers on which you rely and the material terms of your agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to page 185 of the Amended Registration Statement.

52.	We note your disclosure on page 41 that YD Biopharma faces intense competition from U.S. and foreign companies focusing on cancer blood tests and pharmaceutical products, including major multinational diagnostic and pharmaceutical companies, and specialized biotechnology firms that have greater financial and other resources. Please revise to include disclosure that identifies your top competitors in the pancreatic and breast cancer diagnostics, contact lens, and glaucoma and dry eye syndrome treatment markets. Please also disclose whether any of your competitors in the cancer diagnostic market also utilize cfDNA methylation technology in their products. Additionally, with respect to the eye disease market specifically, we note your statement on page 42: “Exosome therapeutics are novel and unproven therapies, with no exosome therapeutic approved to date….To date, other efforts to leverage natural exosomes have generally demonstrated an inability to generate exosomes with predictable biologically active properties or to manufacture exosomes at suitable scale to treat more than a small number of patients….Our success will depend on our ability to demonstrate that our exosomes can overcome these challenges.” Please revise to clarify how your exosome therapies are planned to differ from the exosome therapies developed by these competitors or others that have not resulted in approved products.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 185 and 186 of the Amended Registration Statement.

January 29, 2025

53.	We refer to your disclosure that the global cancer diagnostic market is projected to grow from an estimated $102.24 billion in 2022 to $162.57 billion in 2030, with a compound annual growth rate of 6.1%. Given your disclosure that you are seeking regulatory approval and/or certification for your cancer detection products in the U.S. and Taiwan and primarily have marketed and sold your products to date in Taiwan, please revise to disclose the estimated market for cancer diagnostic tests in the United States and Taiwan. Please also revise to make conforming changes relating to your disclosure of the estimated global market sizes for pancreatic cancer diagnostics, breast cancer diagnostics, contact lenses, contact lenses solution, glaucoma treatment, and dry eye syndrome. Where you reference anticipated compound annual growth rates for each market, please expand your disclosure to discuss any material assumptions underlying these projections.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 174 of the Amended Registration Statement. Please note, that market size data for Taiwan and the U.S. contact lens solution market is not available.

54.	We note your statement on page 148: “By leveraging translational medicine expertise of our management team, we accelerate the journey from research to clinical trials, positioning YD Biopharma as a leader in the industry.” Please revise to provide support for this statement. Additionally, please revise to describe the clinical testing of your products that you or your licensors have completed, if any, and revise here to state, as you do on page 158, that have not yet obtained FDA clearance or approval for any of your cancer screening testing products.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 172 of the Amended Registration Statement.

Breast Cancer Testing, page 151

55.	We refer to your estimated timeline for your pancreatic and breast cancer blood tests services and products disclosed on page 152. Please revise to provide greater detail with respect to each milestone listed and clarify whether you have completed each scheduled milestone to date. For example, please clarify whether the cfDNA methylation blood test refers to your pancreatic and breast cancer blood tests and discuss the design, scope, and the primary endpoint of the Favor V Leiden (Molecular Pathology) clinical test. Revise also to describe what you mean when you refer to a Medicare application as well as validation of your cfDNA Methylation Blood Tests.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 178 and 179 of the Amended Registration Statement.

January 29, 2025

Our Eye Disease Treatment Business, page 153

56.	We note your disclosure of the table on page 153 of your eye-products-related development and production line schedule and have the following comments:

●	Please expand your disclosure with respect to each product outside of the table. As examples only, please discuss the mechanisms of action, timeline of development, any regulatory requirements and/or approvals including the applicable jurisdiction (such as whether the products are regulated as medical device or drugs), as applicable.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added at pages 180 and 181 of the Amended Registration Statement.

●	Please state that any approvals or certifications that you have not yet obtained may not be obtained in the timeframe you have suggested and may never be obtained. Please also tell us why you think it is appropriate to include a column for “sales schedule” for unapproved products, and why you think it is appropriate to include events as far out as 2030 and 2031.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added at page 181 of the Amended Registration Statement. Please note, the Company has removed the column for “sales schedule.”

●	We refer to the third and fourth rows in the table, which refers to the appointment of the Yujun CRO company. Please revise your disclosure to describe the role of the Yujun CRO company and clarify whether you have entered into an agreement with this company, and if so, please briefly describe the material terms of such agreement and file the agreement as an exhibit or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement regarding Yujun CRO was previously included in error. Yujun has provided CRO consulting services to YD Biopharma in the past but has not been retained as a CRO. The references to Yujun have accordingly been removed in the Amended Registration Statement.

57.	We refer to your disclosure on page 204 relating to your license agreement with 3D Global Biotech Inc. (“3D Global”). Please revise your disclosure in this section to discuss the material terms of the 3D Global license agreement, including when the last-to-expire licensed patent is scheduled to expire, the aggregate amounts paid to date under the agreement (including the payment of any up-front or execution fees), the aggregate future potential milestone payments to be paid, and the termination provisions. Please make any conforming changes to your disclosure on page 204. We note the term of the license is for “20 years after all the relevant products are launched.” Please revise to list the products and current developmental status of each. Additionally, we note your statement on page 21 that you are required to pay the patent application fees (if any), patent maintenance fees, and project development fees. Please revise to disclose the project development fees or an estimate thereof.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 181 and 239 of the Amended Registration Statement.

January 29, 2025

Our Clinical Testing Drug Supply Business, page 154

58.	We note your disclosure on page 179 that YD Biopharma was appointed as a clinical testing drug supplier by a top five global pharmaceutical company in 2015 and has since expanded its offering to include development and supply of ancillary products. You disclose on page 154 that YD Biopharma has been appointed “by leading pharmaceutical companies in Taiwan” as a supplier of clinical testing drugs. Please revise to identify the “top five global pharmaceutical company” and provide support for the statement that they are top five, and clarify whether YD Biopharma has entered into supply agreements with such global pharmaceutical company and other leading pharmaceutical companies in Taiwan, and if so, provide a brief description of the material terms of each agreement that YD Biopharma has entered into and file such agreements as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on pages 182 and 212.

Employees, page 155

59.	We note you have five full-time employees and two part-time employees. Please revise to state whether you plan to hire additional employees or contract with third parties to fulfil your business objectives. For example, we note your statement on page 154: “Utilizing the technology we have licensed from 3D Global, we intend to develop several new advanced drugs and treatments for conditions such as dry eye disease, glaucoma, and corneal repair” and your statement on page 179: “The success of YD Biopharma will be dependent on an employee base that includes specialists with extensive medical and biological training.”

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added to page 187.

Intellectual Property Portfolio, page 155

60.	We refer to your disclosure on pages 151 and 154 relating to the patents and technology you have licensed from EG BioMed and 3D Global. Please expand your disclosure in this section to identify for each of YD Biopharma’s material patents and patent applications, as applicable, whether such patent or patent application is owned or licensed, the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that that updated disclosure has been added on pages 183 and 184 of the Amended Registration Statement.

January 29, 2025

Properties, page 155

61.	We note your disclosure that YD Biopharma currently rents its executive office space in Taipei City, Taiwan. Please briefly describe the material terms of such lease agreement and also file the lease agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been added on page 187 of the Amended Registration Statement.

Beneficial Ownership, page 234

62.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Vision AP on page 235.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that an updated beneficial ownership table has been added on pages 272 and 273 of the Amended Registration Statement. Please note that Vision AP no longer holds a 5% or greater interest in YD Biopharma so it has been removed from the beneficial ownership table.

Financial Statements of YD Biopharma Limited and Subsidiary Revenue Recognition, page F-43

63.	Please disclose the revenue disaggregation as required by ASC 606.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been included beginning on page F-43.

Note 8. Intangible Assets, page F-50

64.	Please disclose the payment terms and accounting for the remaining $4 million due to 3D Global. For amounts due when certain conditions and milestones are satisfied and completed, identify these conditions and milestones and the related amounts. In addition, please disclose your accounting for the potential royalties due 3D Global and EG BioMed.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that updated disclosure has been included on Page F-51.

General

65.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. We refer to your risk factor disclosure in Breeze Holdings Acquisition Corp.’s preliminary proxy statement on Schedule 14A filed on November 19, 2024.

RESPONSE:	The Company respectfully advises the Staff that the Sponsor is not controlled by and does not have substantial ties with a non-US person, including any officer, director or shareholder of Sponsor. The Company further advises, that other than YD Biopharma Limited and its subsidiaries, which are controlled by Dr. Ethan Shen, a citizen of Taiwan, no other person or entity associated with or otherwise involved in the transaction is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. In addition, the Company respectfully advises the Staff that it does not believe CFIUS is applicable to the Business Combination as YD Biopharma Limited is not a U.S. business involved in critical technologies, critical infrastructure, or sensitive personal data or otherwise. Instead, YD Biopharma Limited’s operations are primarily based in Taiwan.

January 29, 2025

66.	Please note the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, at least a majority of the board of directors or persons performing similar functions and its authorized representative in the United States. See Instruction 1 to Signatures on Form F-4. Note also that information concerning each member of management and each director is required by Item 6 of Form 20-F. We note that the Management of YD Bio section on page 178 contains only the biography of the CEO.

RESPONSE:	The Company respectfully advises the Staff that Dr. Ethan Shen is the sole director of YD Biopharma Limited. In addition, until recently Dr. Shen was the sole officer of YD Biopharma Limited. Since the time of the last filing, Edmund Hen has joined YD Biopharma Limited as its Chief Financial Officer, Benjamin Zhang has joined YD Biopharma Limited as Chief Medical Officer and Director, May Tsai has joined YD Biopharma Limited as Chief Operating Officer. The Company expects Joseph Tseng and Jan Hall to join YD Biopharma Limited as directors following the consummation of the business combination. Messrs. Hen, Zhang, and Tseng and Ms. Tsai and Hall’s biographies have been added to the Amended Registration Statement. Additionally, Messrs. Hen, Zhang, and Ms. Tsai have been added to the signature page for YD Biopharma Limited. The Company will update the names and biographies of YD Biopharma Limited’s management team and directors as individuals are hired and/or appointed in a subsequent amendment to the Registration Statement.

67.	Please revise to include the disclosure required by Part II of Form F-4.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that Part II of Form F-4 is included on pages II-2 through II-4 of the Amendment, which is located at the end of the Registration Statement after the various Annexes.

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January 29, 2025

Should you have any questions regarding the foregoing, please do not hesitate to contact Mathew J. Saur, Esq. at (917) 328-4795, Benjamin Howard, Esq. at (646) 421-8632 or Derick Pillai, Esq. at (346) 400-2770.

Sincerely,
Woolery & Co. PLLC

/s/ Benjamin Howard
By: Benjamin Howard

Enclosures

cc: Ethan Shen, YD Bio Limited